SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

Interim Condensed Consolidated Financial Statements

March 31, 2010

(In thousands of Brazilian Reais)

Contents

Independent Accountants’ Report	1

Interim Condensed Consolidated Financial Statements

Consolidated statements of operations	2
Consolidated statement of comprehensive income	3
Consolidated statement of financial position	4
Consolidated statements of shareholders’ equity	6
Consolidated statements of cash flows	7
Notes to the interim condensed consolidated financial statements	8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP - Brazil

1.        We have reviewed the accompanying condensed consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. (the “Company”) and its subsidiaries as of March 31, 2010, and the related condensed consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended, and other explanatory notes. Management is responsible for the preparation and fair presentation of the interim financial information in accordance with International Financial Reporting Standards - IFRS. Our responsibility is to express a conclusion on this interim financial information based on our review.

2.        Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Brazilian Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that have, or might have had, material effects on the financial position and results of operations of the Company and its subsidiaries.

3.        Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not present fairly, in all material respects, the financial position of the Company and its subsidiaries as of March 31, 2010, and their financial performance and their cash flows for the three-month period then ended in accordance with IFRS.

May 5, 2010

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Independent Accountants	Partner
CRC nº 2 SP 011609/O-8	CRC nº 1 SP 185087/O-0

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except amounts per share)

	Note	03/31/10	03/31/09
Operating revenues
Passenger		1,567,882	1,386,436
Cargo and other		161,935	130,600
Total operating revenues		1,729,817	1,517,036

Operating expenses
Salaries		(284,440)	(246,430)
Aircraft fuel		(550,987)	(446,064)
Aircraft rent		(149,814)	(217,485)
Maintenance materials and repairs		(136,997)	(123,609)
Landing fees		(99,102)	(86,383)
Sales and marketing		(82,146)	(82,077)
Aircraft and traffic servicing		(78,106)	(80,676)
Depreciation and amortization		(63,760)	(36,698)
Other operating expenses		(93,045)	(92,523)
Total operating expenses		(1,538,397)	(1,411,945)

Financial result	26
Financial expenses		(402,110)	(294,291)
Financial revenues		268,370	281,428

Profit before income taxes		57,680	92,228

Income tax expense	9	(33,758)	(30,794)

Profit for the period attributable to equity holders of the parent		23,922	61,434

Earnings (loss) per share:
Basic		0.09	0.31
Diluted	13	0.09	0.31

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais)

	Note	03/31/10	03/31/09

Profit for the period		23,922	61,434

Other comprehensive income
Available for sale financial assets		(323)	(1,345)
Cash flow hedges		443	(16,649)
Income tax		(150)	5,661
		(30)	(12,333)

Total of comprehensive income for the period		23,892	49,101

The movements in comprehensive income for the periods ended on March 31, 2010 and 2009 are presented below:

	Financial assets available for sale	Cash flow Hedges	Fiscal Effect	Total of comprehensive profit (losses)
Balance at December 31, 2008	4,001	(30,869)	10,495	(16,373)
Realized (gains) losses on financial instruments transferred to profit or loss	(1,345)	32,342	(10,997)	20,000
Decrease in fair value	-	(48,991)	16,658	(32,333)
Balance at March 31, 2009	2,656	(47,518)	16,156	(28,706)

	Financial assets available for sale	Cash flow Hedges	Fiscal Effect	Total of comprehensive profit (losses)
Balance at December 31, 2009	2,135	(1,995)	678	818
Realized (gains) losses on financial instruments	(323)	16,233	(5,497)	10,413
Decrease in fair value	-	(15,790)	5,347	(10,443)
Balance at March 31, 2010	1,812	(1,552)	528	788

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2010 AND DECEMBER 31, 2009

 (In thousands of Brazilian Reais)

	Note	03/31/10	12/31/09
ASSETS
Current assets
Cash and cash equivalents	4	1,439,077	1,382,408
Restricted cash	5	19,211	18,820
Short-term investments	6	37,802	40,444
Trade and other receivables	7	317,979	519,308
Inventories, net	8	153,516	137,959
Recoverable taxes, net	9	85,239	86,125
Prepaid expenses	10	114,296	124,728
Deposits	11	7,307	50,429
Other current assets		38,585	42,983
Total current assets		2,213,012	2,403,204

Non-current assets
Deposits	11	836,647	805,140
Prepaid expenses	10	61,230	63,574
Restricted cash	5	32,515	7,264
Deferred income tax	9	852,717	866,136
Other non-current assets		14,429	17,304
		1,797,538	1,759,418

Property, plant and equipment, net	14	3,325,821	3,325,713
Intangible assets	15	1,230,535	1,231,785
Total of Property, plant and equipment		4,556,356	4,557,498
Total non-current assets		6,353,894	6,316,916

Total assets		8,566,906	8,720,120

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

 GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2010 AND DECEMBER 31, 2009

 (In thousands of Brazilian Reais)

	Note	03/31/10	12/31/09
LIABILITIES
Current liabilities
Short-term debt	16	563,502	591,695
Accounts payable		335,781	362,382
Salaries, wages and benefits		241,506	233,162
Tax obligations	20	40,587	57,277
Sales taxes and landing fees		73,034	76,331
Advance ticket sales	17	383,936	561,347
Dividends payable		186,416	186,416
Smiles deferred revenue	18	78,045	92,541
Advances from customers	19	101,967	126,059
Provisions	21	41,632	66,259
Other current liabilities		93,730	85,789
Total current liabilities		2,140,136	2,439,258

Non Current
Long-term debt	16	2,672,585	2,542,167
Deferred taxes	9	555,593	562,303
Provisions	21	83,954	76,834
Smiles deferred revenue	18	227,631	221,414
Advances from customers	19	52,610	64,087
Tax obligations	20	83,649	88,642
Other non-current liabilities		112,786	115,429
Total non-current liabilities		3,788,808	3,670,876

Shareholders' equity	22
Issued capital		2,062,735	2,062,272
Capital reserves		60,263	60,263
Treasury shares		(11,887)	(11,887)
Other comprehensive income		788	818
Share-based payments		22,605	18,984
Accumulated earnings		503,458	479,536
Total of Shareholders' equity		2,637,962	2,609,986

Total of liabilities and Shareholder’s Equity		8,566,906	8,720,120

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE PERIOD ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais)

	Issued Capital		Capital Reserves				Equity’s evaluation adjustment
	Capital	Capital to increase	Share Premium	Subsidiary goodwill special reserves	Share-based payments	Treasury Shares	Available for sale financial assets	Non realized hedge profits	Retained Earnings	Total
Balance at December 31,2008, adjusted	1,250,618	-	60,369	29,187	14,444	(41,180)	(2,002)	(14,371)	(225,457)	1,071,608
Capital increases on March 20, 2009	203,531	(103,447)	-	-	-	-	-	-	-	100,084
Comprehensive Income, net							4,658	(16,991)		(12,333)
Net income for the period	-	-	-	-	-	-	-	-	61,434	61,434
Share-based payments	-	-	-	-	1,444	-	-	-	-	1,444
Balance at March 31,2009	1,454,149	(103,447)	60,369	29,187	15,888	(41,180)	2,656	(31,362)	(164,023)	1,222,237

	Issued Capital		Capital Reserves				Equity’s evaluation adjustment
	Capital	Capital to increase	Share Premium	Subsidiary goodwill special reserves	Share-based payments	Treasury Shares	Available for sale financial assets	Non realized hedge profits	Retained Earnings	Total
Balance at December 31,2009, adjusted	2,062,272	-	31,076	29,187	18,984	(11,887)	2,135	(1,317)	479,536	2,609,986
Comprehensive Income, net	-	-	-	-	-	-	(323)	293	-	(30)
Net income for the period	-	-	-	-	-	-	-	-	23,922	23,922
Stock options capital increase	463	-	-	-	-	-	-	-	-	463
Share-based payments	-	-	-	-	3,621	-	-	-	-	3,621
Balance at March 31,2010	2,062,735	-	31,076	29,187	22,605	(11,887)	1,812	(1,024)	503,458	2,637,962

  The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais)

Cash flows from operating activities
	03/31/10	03/31/09

Net income for the period	23,922	61,434
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63,760	36,697
Allowance for doubtful accounts	2,805	6,139
Litigation	6,971	425
Onerous contracts	237	-
Other Provisions	(4,444)	-
Deferred income taxes	1,318	28,037
Share-based payments	3,621	1,444
Net foreign exchange fluctuations and interests	65,511	(82,570)
Interest on loans	67,154	-
Non realized hedge profits changes, net	293	(12,334)
Smiles deferred revenues	(8,279)	(11,538)
Return of aircraft provision	5,957	(4,705)
	228,826	23,029

Changes in operating assets and liabilities:
Trade and other receivables	198,525	12,163
Changes in inventories	(15,557)	18,649
Deposits	11,615	(21,905)
Other assets	7,272	40,952
Prepaid expenses, recoverable taxes and other credits	12,775	2,036
Suppliers	(26,601)	(51,742)
Advance ticket sales	(177,411)	(150,524)
Advances from customers	(35,569)	-
Salaries, wages and benefits	8,344	(6,827)
Tax obligations	17,337	52,686
Insurance provision	(26,227)	(83,877)
Sales tax and landing fees	(3,297)	(24,742)
Hedge operations to appropriate	3,371	-
Other liabilities	1,324	(76,653)
Cash provided by operating activities	(24,099)	(266,753)
Interest paid	(27,518)	-
Income tax paid	(32,440)	(2,757)
Net cash provided by (used in) operating activities	(59,958)	(2,757)

Cash flows from investing activities
Short term investments	2,320	130,014
Investments in restricted cash, net	(25,641)	162,851
Payment for property, plant and equipment	(145,792)	(134,877)
Payment for intangible assets	(1,752)	2,437
Net cash provided by investing activities	(170,865)	160,425

Cash flows from financing activities
Debt
Increases	215,886	60,016
Payments	(71,298)	(50,804)
Financial leases payment	(54,324)	-
Capital increase	463	100,084
Net cash provided by financing activities	90,727	109,386

Effects of exchange rate changes on the balance of cash held in foreign currencies	(7,962)	(3,509)

Net increase (decrease) in cash and cash equivalents	56,669	(3,208)

Cash and cash equivalents at the beginning of the year	1,382,408	169,330
Cash and cash equivalents at the end of the year	1,439,077	166,122

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

1.    Corporate information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate laws, organized on March, 12, 2004. The objective of the Company is through its operating wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”), to exploit (i) regular and non-regular air transportation services of passengers, cargo and mail bags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of chartering air transportation of passengers.

GLAI is direct parent company of foreign wholly-owned subsidiaries GAC Inc. ("GAC"), Gol Finance ("Finance") and indirect of SKY Finance ("SKY") and SKY Finance II ("SKY II").

GAC was constituted on March 23, 2006 according to the bylaws of the Cayman Islands and its activity is related to the aircraft acquisition from its only shareholder GLAI, which provides a finance support for its operational activities. GAC is the parent company of SKY and SKY II, constituted on August 28, 2007 and November 30, 2009, respectively, both located in the Cayman Islands which activities are related to funds rising to finance aircraft acquisition.

Finance was constituted on March 16, 2006, according to the bylaws of the Cayman Islands and its activities are related to fund raising to finance aircraft acquisition and financing.

On April 9, 2007, the Company acquired VRG, a low-cost and low-fare airline company which operates domestic and international flights with GOL and VARIG brands offering regular and non-regular air transportation services to the main destinations in Brazil, South America and the Caribbean.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BM&FBOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with the BM&F BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to identify companies committed to adopting differentiated corporate governance practices.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

2.    Summary of significant accounting policies

The authorization for issue of this interim condensed consolidated financial statements occurred in the Board of Directors’ meeting on May 05, 2010.

2.1 Basis of preparation

The interim condensed consolidated financial statements were prepared in respect of the period ended on March 31, 2010 and are in accordance with the International Accounting Standards (IAS) n.34, related to condensed consolidated interim financial statements

IAS 34 requires the use of certain accounting estimates by the Management. The interim condensed consolidated financial statements were prepared based on historical cost, except for certain finance assets and liabilities which are measured at fair value.

This interim condensed consolidated financial statements do not include all the information and disclosures required in annual consolidated  financial statements related to the year ended December 31,2009, filed on March 11,2010 which was prepared in accordance of International, Financial Reporting Standards – IFRS.

2.2 Transition to IFRS

The Company has adopted IFRS for the first time in its consolidated interim financial statements for the year ended December 31, 2008, which include comparative financial statements for December 31, 2007, for filing of the 20-F form with the SEC (Security Exchange Commission).

As allowed by SEC and CVM and aiming to attend to the information needs of the market, the Company discloses its financial statements according to International Financial Reporting Standards – IFRS , as issued by “International Accounting Standards Board”-IASB and in Brazilian Corporate Law, simultaneously.

The Brazilian Corporate Law is being complied by the Company through the disclosure of its interim condensed consolidated financial statements in accordance with IFRS, instead of the information prepared according to Brazilian Generally Accepted Accounting Principles (BRGAAP), until December 31, 2009, as requested by the Brazilian Security Exchange Commission (CVM) through its instruction CVM n.457/07.

The resolution nº 457/07 requires the reconciliation of the equity and the net profit of the financial statements of the controlling company prepared in accordance with BRGAAP.

On March 31, 2010, in order to attend to the Brazilian Corporate Law, the Company anticipated the adoption of all the accounting pronunciations with obligation of adoption until December 31, 2010, which converges with international accounting standards. The adjustments were made retrospectively as requested by the accounting standards.

Therefore, there are no differences between the controlling company financial statements in accordance with BRGAAP and the consolidated financial statements prepared in accordance with IFRS.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

3.         Seasonality

The Company has expectations in respect of its revenues and the profitability of flights in that such will attain higher levels during the summer and winter vacation periods, in January and July respectively, and in the last week of December, during the Christmas and New Years Eve Party. In the Carnival week, there is a decrease of load factoring ratio. Because of the high portion of fixed costs, this seasonality may cause variations in the operational revenues during such quarters of the year.

4.    Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	Cash and Cash Equivalents
	03/31/10	12/31/09

Cash and bank deposits	92,574	84,262
Cash equivalents	1,346,503	1,298,146
	1,439,077	1,382,408

Since the first quarter of 2010, Company has concentrating the holding of its resources in investment funds, according to a formal policy. The Company maintains cash and cash equivalents with a number of financial institutions, does not limit its exposure to one institution in particular, and holds units in conservative-profile fixed-income investment funds. The funds assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company.

The composition of the cash equivalents is as follows:

	Cash and Cash Equivalents
	03/31/10	12/31/09

Bank deposits certificates	374,475	619,587
Government securities	514,109	582,710
Committed - Overnight	90,996	95,849
Investment Funds	366,923	-
	1,346,503	1,298,146

These investments have high liquidity, are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

5.    Restricted cash

The restricted cash represents guarantee margin deposits related to hedge operations and BNDES and BDMG loans.

The guarantee margin deposits related to hedge exchange rates corresponds to R$ 19,211 (R$18,820 in December 31,2009), recorded in current assets, and are deposited with the BM&FBOVESPA for future U.S. Dollars operations and, in the case of derivative operations with oil and interest, are deposited with banks with which the contracts were made. These deposits are primarily invested in government securities bearing interest based on SELIC or another prime rate.

The restricted cash linked to BNDES and BDMG loans are invested in DI securities, bearing interest rates of 98.2% of CDI, and correspond to the requirement of margin deposits from counterparties. On March 31, 2010, the balance recorded in non-current assets, corresponds to R$ 32,515 (R$7,264 on December 31, 2009).

6.    Short terms investments

	Short term investments
	03/31/10	12/31/09
Bank deposits certificates	14,113	16,307
Foreign bank deposits	21,888	22,312
Other	1,801	1,825
Total of available for sale assets	37,802	40,444

The financial assets classified as available for sale are primarily comprised of exclusive funds, debt securities (FIDC) and foreign bank deposits (time deposits). These financial assets have an average maturity of 357 days bearing interest at an average rate of 109.4% per year of CDI as of March 31, 2010.

The cash flow hedge consists of future derivative financial instruments and purchase options of U.S. Dollars recorded in equity or compensation accounts in operating income, aiming to manage the Company exposure to market and exchange rate risks, as detailed in Note 26.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

7.    Trade and other receivables

	Trade and other receivables
	03/31/10	12/31/09
Local currency:
Credit card administrators	90,180	341,784
Travel agencies	168,184	123,884
Installment sales	52,551	57,491
Cargo agencies	15,370	14,220
Other	36,946	23,161
	363,231	560,540
Foreign currency
Credit card administrators	4,610	4,273
Travel agencies	5,029	6,349
Cargo agencies	313	545
	9,952	11,167
	373,183	571,707

Allowance for doubtful accounts	(55,204)	(52,399)
	317,979	519,308

Changes in the allowance for doubtful accounts are as follows:

	Allowance for doubtful accounts
	03/31/10	12/31/09
Balances at the beginning of the year	(52,399)	(44,698)
Additions	(8,095)	(41,366)
Irrecoverable amounts	2,390	17,672
Recoveries	2,900	15,993
Balances at the end of the year	(55,204)	(52,399)

The aging analysis of accounts receivable is as follows:

	Accounts receivable
	03/31/10	12/31/09
Falling due	287,805	498,684
Overdue 30 days	13,387	10,172
Overdue 31-60 days	8,312	4,870
Overdue 61-90 days	4,378	2,350
Overdue 91-180 days	14,650	14,592
Overdue 181-360 days	8,550	9,492
Overdue more than 360 days	36,101	31,547
	373,183	571,707

At March 31, 2010, the accounts receivable from travel agencies in the amount of R$ 17,578 (R$67,691 at December 31, 2009), are related to loan agreements guarantees.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

8.    Inventories

	Inventories
	03/31/10	12/31/09
Consumable material	18,832	11,040
Parts and maintenance material	104,800	98,744
Advances to suppliers	20,332	25,086
Importation of assets in progress	13,912	5,749
Other	4,242	5,942
Provision for obsolescence	(8,602)	(8,602)
	153,516	137,959

9.    Deferred and recoverable taxes

	Deferred and recoverable taxes
	03/31/10	12/31/09
Recoverable taxes
Current assets
ICMS (1)	5,777	4,711
Prepaid IRPJ and CSSL (2)	34,494	37,644
Withholding tax (IRRF) on cash equivalents (3)	2,788	2,044
Withholding tax (IRRF) of public institutions	17,682	18,047
Value-added taxes recoverable (IVA) (4)	5,609	5,071
Import tax	-	18,119
Other recoverable taxes	18,889	489
Total recoverable taxes - current	85,239	86,125

Deferred non-current tax assets:
Credits on accumulated IRPJ tax losses carryforward	337,163	346,725
Negative base of CSLL	121,379	124,821
Temporary differences:
VRG acquisition effects	97,226	99,215
Provision for asset losses	170,369	170,351
Allowance for doubtful accounts	17,945	17,207
Provision for contingencies	64,341	60,419
Return of aircraft	7,243	6,729
Smiles deferred revenue	2,910	10,085
Others	34,141	30,584
Total of deferred non-current tax assets	852,717	866,136
Deferred non-current tax liabilities:
VRG acquisition effects	207,791	210,154
Maintenance deposits	142,595	151,820
Engine and rotable depreciation	94,976	83,427
Reversal of goodwill amortization	31,914	25,532
Aircraft leasing operations	65,805	69,893
Smiles deferred revenue	-	11,117
Other	12,512	10,360
Total of deferred non-current tax liabilities	555,593	562,303

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

9.    Deferred and recoverable taxes -- Continued

(1)     ICMS: Value Added Tax on sales and services;

(2)     IRPJ:  Brazilian income tax, which is a federal tax charged on the net taxable income;

CSLL: Federal tax levied on the net taxable income and was introduced to fund social and welfare programs;

(3)     IRRF:  Withholding income tax applied on certain domestic transactions, such as payment of fees to some service providers, payment of salary and interest  income resulting from short term investments;

(4)     IVA: foreign indirect Value Added Tax on sales and services.

The Company and its subsidiary have IRPJ tax losses and negative basis of CSLL carry forwards in calculating taxable income that are off settable against up to 30% of the taxable income accrued each year, with no expiration date, in the following amounts:

	Company		Subsidiary (VRG)
	03/31/2010	12/31/2009	03/31/2010	12/31/2009
Accumulated IRPJ tax losses	264,350	266,250	1,322,140	1,360,390
Negative base of CSLL	264,350	266,250	1,322,140	1,360,390

On March 31, 2010, the tax credits resulting from accumulated IRPJ tax losses, negative basis of CSLL and temporary differences were recorded based on expectations for future taxable income of the Company and its subsidiaries, within the legal limits.

The reconciliation of the IRPJ and CSLL, calculated according to the combined statutory rate, and the amounts recorded in the statement of operations, is shown as follows:

	03/31/10	03/31/09
Income before Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)	57,680	92,228
Combined tax rate	34%	34%
IRPJ and CSLL at combined tax rate	(19,612)	(31,357)
Adjustments to calculate the effective tax rate:
Exchange variation on overseas investments	(9,054)	-
Benefit from calculation of deferred IRPJ and CSLL at subsidiaries	-	1,895
Recognized (unrecognized) benefit on tax loss	(3,594)	(1,822)
Non-deductible expenses (non-taxable revenue) of subsidiaries	254	(10,165)
Income tax on permanent differences	(1,753)	(9,027)
Tax benefit of offsetting of tax losses	-	19,682
Expense related to income tax and social contribution	(33,758)	(30,794)

Effective rate	58.5%	33.4%

Current IRPJ and CSLL	(32,440)	(2,757)
Deferred IRPJ and CSLL	(1,318)	(28,037)
	(33,758)	(30,794)

10.  Prepaid Expenses

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

	03/31/10	12/31/09

Deferred losses on sale-leaseback transactions	70,604	72,947
Prepayments for insurance	49,135	60,398
Prepayments for lease agreements	38,812	35,453
Prepaid commission expenses	10,326	14,705
Others	6,649	4,799
	175,526	188,302

Current	114,296	124,728
Non-current	61,230	63,574

11.  Deposits

Maintenance deposits

Under certain existing lease agreements, maintenance deposits are paid to aircraft and engine lessors that are to be applied to future maintenance deposits. The maintenance deposits paid under lease agreements transfer neither the obligation to maintain the aircraft nor the cost risk associated with the maintenance activities to the aircraft lessor. The Company maintains the right to select any third-party maintenance provider or to perform such services in-house.

These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to the Company upon the completion of the maintenance of the lease aircraft.  Therefore, these amounts are recorded as a deposit on the balance sheet and maintenance cost is recognized when the underlying maintenance is performed, in accordance with the Company’s maintenance policy. Certain lease agreements provide that the excess deposits are not refundable to the Company. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts deposited. Any excess amounts held by lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense.

Based on the foregoing analysis, management believes that the amounts reflected on the consolidated balance sheet are probable of recovery. There has been no impairment of the Company’s maintenance deposits, which presented on March 31, 2010 the amount of R$ 7,307 and R$ 481,694 (R$50,429 and R$472,244 at December 31, 2009).

Additionally, the Company has reached agreements with certain lessors to replace the deposits with letters of credit and amend the lease terms to enable the Company to utilize the deposited funds to settle other amounts owed under the lease. Many of the new aircraft leases do not require maintenance deposits.

Deposits in guarantee for leasing contracts

As required by the lease agreements, the Company made deposits in guarantee for aircraft leasing companies, which are fully redeemable at the maturity dates of the lease contracts. On March 31, 2010, the balance of these deposits classified in non-current asset is R$ 266,227 (R$251,716 on December31, 2009).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

11.  Deposits -- Continued

Judicial deposits

The judicial deposits represent, primarily, guarantees for contingent liabilities relating tax claims until the resolution of the related litigations. The balance of judicial deposits recorded on March 31, 2010, of R$ 1,809 (R$26,785 at December 31, 2009 and R$19,794 on January 01st, 2009) with remote possibility of gain are presented deducting the amount of the provision, in accordance with CVM Deliberation 489/05.

The balance of judicial deposits on March 31, 2010, registered in current assets amount to R$ 88,726 (R$81,180 at December 31, 2009).

12.  Transactions with related parties

Graphic, consultancy and transportation services

VRG maintains an operating agreement with related party Breda Transportes e Serviços S.A., for passengers, baggage and employees transportation between airports, with a contractual term expiring on June 02, 2010, with a possibility to be renewed every 12 months for the same period by the signing of an additive instrument by the parties with annual price restatement based on the General Market Price Index (IGP-M) variation.

VRG also maintains operating agreements with related parties Expresso União Ltda., Serviços Gráficos Ltda. and HK Consultoria e Participações, for passengers, baggage and employees transportation between airports, graphic services and consultancy, respectively, with a contractual maturity of 12 months without incidence of financial charges.

During the period ended March 31, 2010, VRG recognized a total expense relating to such services amounting R$ 2,776 (R$ 2,277 for the three month period ending on March 31, 2009). The entities mentioned above belong to the same economic group and are all controlled by Comporte Participações S.A.

Operating lease

VRG is the tenant of the property located at Rua Tamoios, 246, in São Paulo – SP, owned by a related company Patrimony Administradora de Bens controlled by Comporte Participações S.A. whose lease agreement expires on April 05, 2010 and has an annual price restatement clause based on the General Market Price Index (IGP-M) variation. During the period ended March 31, 2010, VRG recognized a total expense relating to such rental amounting R$107 (R$68 for the  three month period ending on March 31,2009).

Unidas Rent a Car

In May, 2009, VRG entered into a commercial agreement with Unidas Rent a Car, a Brazilian car rental company, which gives Unidas' customers a 50% discount on the daily car rental charges when these customers purchase their tickets through the Company’s website. The Company’s chairman, Álvaro de Souza, is also the member of Unidas Rent a Car.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

12.  Transactions with related parties -- Continued

Accounts payable – current liability

The accounts payable to related parties, in the amount of R$1,552 on March 31, 2010 (R$688 on December 31, 2009) are included in the suppliers’ balances and are mainly related to payment for services performed by Breda Transportes e Serviços S.A.

Key management personnel

	03/31/10	03/31/09
Salary and benefits	2,780	2,420
Social charges	961	871
Share-based payments	3,427	427
Total	7,168	3,718

On March 31, 2010, the Company was not offering post-employment benefits, and there are no benefits for breach of employment agreements or other long term benefits for the Administration or other employees.

Profit Sharing Plan

The Company maintains a profit sharing plan and stock option plans for its employees. The employee profit sharing plan is linked to the economic and financial results measured based on the Company’s performance indicators that measure the achievements by the Company, its business units and individual performance goals. On March 31, 2010, no provision was made, due to the definition of goals for the Company in respect of 2010 occuring only during the second half of 2010.

Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved a stock option plan for key senior executive officers and employees. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The Board of Directors meetings date and the assumptions utilized to estimate the fair value of the stock purchase options using the Black-Scholes option pricing model are demonstrated below:

	Share acquisition plan
	2005	2006	2007	2008	2009	2010
Date of meeting of the Board of Directors	December 09,2004	January 2,2006	December 31, 2006	December 20,2007	February 4, 2009	February 2,2010
Total of options exercisable	87,418	99,816	113,379	190,296	925,800	2,672,746
Price of share exercise	33.06	47.30	65.85	45.46	10.52	20.65
Fair value of the concession option	29.22	51.68	46.61	29.27	8.53	16.81
Estimated volatility share price	32.52%	39.87%	46.54%	40.95%	76.91%	77.95%
Expected dividend	0.84%	0.93%	0.98%	0.86%	-	2.73%
Return tax free of risk	17.23%	18.00%	13.19%	11.18%	12.66%	8.65%
Option’s duration (years)	10	10	10	10	10	10

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

12.  Transactions with related parties --Continued

Changes in the stock options as of March 31, 2010 are shown as follows:

	Purchase options	Average weighted purchase price
Options in circulation as of December 31, 2009	849,354	26,59
Granted (1ª grantee)	2,672,746	20,65
Exercised	(16,000)	10,52
Cancelled	(155,563)	32,43
Options in circulation as of March 31, 2010	3,350,537	21,66

Number of options exercisable as of December 31, 2009	303,774	29,89
Number of options exercisable as of March 31, 2010	225,564	36,83

The interval of the exercise prices and the average maturity of the outstanding options, as well as the intervals of the exercise prices for the exercisable options as of March 31, 2010, are summarized below:

Options in circulation				Options exercisable
Exercise price intervals	Options in circulation as of mar/2009	Remaining weighted average maturity	Weighted average exercise price	Options exercisable as of mar/2010	Weighted average exercise price
33.06	39,489	5	33.06	39,489	33.06
47.30	47,873	6	47.30	38,067	47.30
65.85	54,932	7	65.85	32,959	65.85
45.46	130,347	8	45.46	52,139	45.46
10.52	405,150	9	10.52	62,910	10.52
20.65	2,672,746	10	20.65	-	20.65
10.52-65.85	3,350,537	9,64	21.66	225,564	36.83

For the period of three months ended in March 31, 2010, the Company registered an expense with stock options in the amount of R$3,621 (R$1,444 for the period of three months ended on March 31,2009), being the expense shown in the Consolidated Statements of Operations as labor expenses.

13.  Earnings per share

Although, there are differences in voting rights and liquidation preferences, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders have identical rights to earnings and are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares and the basic earnings (loss) per share calculation should be the same for both shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the period. The diluted earnings per share are computed including dilutive potential shares from the executive employee stock options using the treasury-stock method when the effect is dilutive. The effect anti-dilutive potential shares are ignored in calculating dilutive earnings per share.

	03/31/10	03/31/09
Numerator
Net income for the year	23,922	61,434

Denominator
Weighted-average shares outstanding for basic earnings per share (in thousands)	265,288	200,727

Treasury shares	-	-

Adjusted weighted-average shares outstanding for basic earnings per share (in thousands)

Effect of dilutive securities:
Executive stock options (in thousands)	160	-

Adjusted weighted-average shares outstanding and assumed conversions for diluted earnings per shares (in thousands)	265,448	200,727

Basic earnings per share	0.09	0.31
Diluted earnings per share	0.09	0.31

As of March 31, 2010, diluted earnings per share, takes into account potential future dilutive instruments related to the 2009 year stock option plan which had an exercise price of R$10.52 and R$20.65, respectively below the average market price during the period (“in-the-money”). Consequently, there is dilution related to the stock options amounting R$2,643.

As of March 31, 2010, the total of 272,641 stock options are non-dilutive (364,204 options at December 31, 2009 and 361,901 stock options as of January 01st, 2009).

14.  Property, plant and equipment

	03/31/10				12/31/09
	Annual depreciation		Accumulated	Net	Net
	rate	Cost	depreciation	Amount	Amount
Flight equipment
Aircraft under financial leases	4 - 10%	2,281,247	(182,411)	2,098,836	2,021,083
Sets of replacement parts and spare engines	4%	665,822	(107,836)	557,986	548,411
Reconfigurations of aircraft	4%	87,015	(51,126)	35,889	39,927
Aircraft and safety equipment	20%	1,259	(604)	655	682
Tools	10%	16,075	(4,049)	12,026	12,144
		3,051,418	(346,026)	2,705,392	2,622,247
Property and equipment in use
Vehicles	20%	6,818	(4,601)	2,218	2,472
Machinery and equipment	10%	20,232	(6,094)	14,138	14,231
Furniture and fixtures	10%	16,325	(5,884)	10,441	10,183
Computers and peripherals	20%	54,126	(34,345)	19,781	13,686
Communications equipment	10%	2,402	(955)	1,447	1,365
Installations	10%	4,416	(1,874)	2,542	2,652
Confins maintenance center	7%	98,590	(9,236)	89,354	86,664
Leasehold improvements	20%	27,479	(223)	27,256	23,265
Construction in progress	-	5,192	-	5,191	10,050
		235,580	(63,212)	172,368	164,568
		3,286,998	(409,238)	2,877,760	2,786,815

Advances for acquisition of aircraft	-	448,061	-	448,061	538,898
		3,735,059	(409,238)	3,325,821	3,325,713

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

Changes in the property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Rotable parts and spares	Advances for acquisition of property, plant and equipment	Other	Total
At December 31, 2009	2,021,083	601,164	538,898	164,568	3,325,713
Additions	131,054	17,379	106,572	12,436	267,442
Disposals	(6,474)	(2,990)	(197,409)		(206,873)
Depreciation and amortization	(46,827)	(8,997)	-	(4,637)	(60,461)
At March 31,2010	2,098,836	606,556	448,061	172,368	3,325,821

During the first quarter of 2010, Company revised the engine maintenance useful life under financial leases from 25 to 5 years based on the average estimated maintenance period of this component. The change was applied prospectively since 01st January, 2010 and the depreciation for the three month period ended March 31, 2010 increased approximately R$15,030.

15.   Intangible assets

	Goodwill	Trade names	Airport operating rights	Software	Total
At December 31, 2009	542,302	63,109	560,842	65,532	1,231,785
Additions	-	-	-	1,751	1,751
Amortization	-	-	-	(3,001)	(3,001)
At March 31, 2010	542,302	63,109	560,842	64,282	1,230,535

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

16.  Financial assets and liabilities
		Effective interest rate as of
	Maturity	03/31/2010	12/31/2009	03/31/2010	12/31/2009
Current
Local currency
Working Capital	August 2010	12.83%	10.89%	185,000	160,000
Secured floating rate BNDES loan	July 2012	10.5%	8.90%	14,352	14,352
Secured floating rate BNDES loan Safra	March 2014	(*)	-	6,348	-
Secured floating rate BDMG loan	January 2014	11.67%	8.88%	2,872	2,800
Interest				3,425	3,309
				211,997	180,461
Foreign currency in U.S. Dollars:
Unsecured floating rate PDP loan facility	February 2010	-	1.99%	-	111,585
Unsecured floating rate PDP II loan facility	December 2010	2.68%	2.68%	132,606	131,836
IFC Loan	July 2013	4.55%	4.72%	51,817	14,510
Interest				21,262	16,624
				205,685	274,555
				417,682	455,016

Financial Lease				145,820	136,679
Total Currency				563,502	591,695

Non current
Local currency
Secured floating rate BNDES loan	July 2012	10.5%	8.9%	19,137	22,725
Secured floating rate BNDES loan Safra	March 2014	(*)	-	38,088	-
Secured floating rate BDMG loan	January 2014	11.67%	8.88%	9,367	10,056
Secured floating rate BDMG II loan	March 2018	10.46%	-	19,841	-
Debêntures	November 2014	11.18%	11.03%	374,283	374,045
				460,716	406,826
Foreign currency in U.S. Dollars:
IFC loan	July 2013	-	4,72%	-	43,530
Bônus sênior	April 2017	7.5%	7.5%	369,794	360,993
Bônus perpétuos	-	8.75%	8.75%	317,493	310,079
				687,287	714,602
				1,148,003	1,121,428

Financial Lease				1,524,582	1,420,739
Total non Currency				2,672,585	2,542,167

(*) Refers to contractual annual ratio composed by TJLP + 5,5% . The effect ratio will be calculated only when the payments starts.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

16.  Financial assets and liabilities – Continued

The table below presents the Company’s long term contractual payments required in respect of its financial assets and liabilities for the next 12 months from April 1st to March 31 of subsequent year after March 31,2010 :

					Therefore
	2011	2012	2013	2014	2014	Total
Local currency:
BNDES Loan	10,764	8,373	-	-	-	19,137
Bank – Safra Loan	9,522	12,696	12,696	3,174	-	38,088
BDMG and BDMG II Loan	3,287	3,281	6,066	3,978	12,596	29,208
Debêntures	93,730	93,492	93,492	93,569	-	374,283
	117,303	117,842	112,254	100,721	12,596	460,716

Foreign currency (US Dollars)
Senior Bonus	-	-	-	-	369,794	369,794
Perpetual Bonus	-	-	-	-	317,493	317,493
Total	117,303	117,842	112,254	100,721	699,883	1,148,003

Working capital

On March 31, 2010, the Company had R$185,000 (R$160,000 at December 31, 2009) of working capital lines with three financial institutions. The weighted average annual interest rate for these loans in local currency at March 31, 2010 was 12.83% (10.89% at December 2009). The loans are guaranteed by the Company and certain accounts receivable from travel agencies, as applicable.

In the period ended on March 31, 2010, the Company extended its lines of working capital lines by up to 180 days.

BNDES loan – intermediated by Safra Bank

In March 2010, the Company through its wholly-owned subsidiary VRG, contracted with Banco Safra a secured floating rate borrowing agreement in the amount of R$44,436 with the BNDES resources through its indirect program “Finame Moderniza BK”. The resources will be designated to make a modernization maintenance of its turbines in national specialized maintenance centers. The borrowing has a term of four years with an annual interest rate of TJLP plus 5.50%. The principal is amortized in monthly payments with a grace period of 6 months. The borrowing has as guarantee, specific accounts receivables from credit card administration companies.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

16.  Financial assets and liabilities – Continued

BDMG loan

On February 29, 2010, the Company through its wholly-owned subsidiary VRG, contracted  a secured floating rate loan in the amount of R$ 20,000 with the Development Bank of Minas Gerais State (BDMG). This credit line will be used to finance a portion of the investments and operating expenses of the Company Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais and the construction of the brake maintenance center located in Tancredo Neves International Airport, in Lagoa Santa, Minas Gerais State.  The loan has a term of eight years with an annual interest rate of IPCA (National Price Index to Consumer) plus 6%. The principal is amortized in monthly payments during the period of 60 months and has as guarantee CDB (banks deposit certificates) with a minimum value of R$25,000.

Perpetual and senior notes

The fair values of the senior notes and perpetual bonds as of March 31, 2010, reflecting the frequent readjustment of the market quotations for these instruments, based on the exchange rate in effect on the balance sheet closing date, are as follows:

	Book	Market
Senior notes	369,794	372,233
Perpetual bonds	317,493	291,711

Finance leases

Future minimum lease payments non-cancelable under finance leases are denominated in US dollars with initial or remaining terms in excess of one year at March 31, 2010 and 2009 and were as follows:

	03/31/10	12/31/09
2010	167,205	207,877
2011	223,318	206,823
2012	220,809	204,907
2013	219,948	204,053
2014	219,948	204,053
Beyond 2014	1,082,218	975,870
Total minimum lease payments	2,133,446	2,003,583
Less: amount representing interest	(463,044)	(446,165)
Present value of net minimum lease payments	1,670,402	1,557,418
Less current portion	(145,820)	(136,679)
Long-term portion	1,524,582	1,420,739

The discount rate used to calculate the present value of the minimum rental payments is 5.96% on March 31, 2010 (6.64% on December 31, 2009). There is no significant difference between the present value of the minimum rental payments and the fair value of these financial liabilities.

The Company has extended the maturity of the financing for some of its leased aircraft to 15 years by using the SOAR structure, which is a mechanism for lengthening the period for amortizing and paying off the financing and permits calculated draw downs to be made for settlement by payment in full at the end of the lease agreement. As of March 31, 2010 the value of the drawdowns made for payment in full upon termination of the lease agreement is R$28,737(R$24,617 as of December 31, 2009).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

16.  Financial assets and liabilities – Continued

Restrictive covenants

The Company holds agreements that require compliance with certain financial and performance indicators (covenants) based on Interim condensed consolidated financial statements such as: (1) Net Debt/EBITDAR, (2) Current Assets/Current Liabilities, (3) EBITDA/Debt Service, (4) Short-term Debt/EBITDA, (5) Current Ratio and (6) Debt Coverage Index (DCI).

On March 31, 2010, the calculation of covenants ratio resulted in 4,9x of the net debt/EBTIDA, a higher level than required by IFC agreement. However, Management understands that the Company meets the obligation required by the contract, which establishes in its clauses that a default will only effectively occur after 30 days of a formal notification from the financial institution. This period is denominated as the “Cure period”.

 Conservatively, Management reclassified the long term balance of this loan to short term, in order to comply with the established standard IAS 37 – Provisions, Contingent Liabilities and Contingent Assets.

The Company complied with the minimum parameters established with Natixis for the ratios required for the period ended on March 31, 2010.

17.  Advance Ticket Sales

On March 31, 2010, the balance of advance ticket sales of R$ 383,936 (R$561,347 at December 31, 2009) is represented by 1,787,069 tickets sold and not yet used with 85 days of average term of use (96 days at December 31, 2009).

18.  Smiles deferred revenue

Since the VRG´s acquisition, the Company has a mileage program denominated Smiles (“Smiles Program”). This program consists in the reward of mileage credits, though of accumulation of mileage credits by the passengers, to use in new travels. The obligations assumed under the frequent flyer program, (“Smiles Program”) were valued at the VRG’s acquisition date at estimated fair value.

The sale of passenger tickets by the Company includes air transportation and mileage credits. The Company’s sales of miles to business partners include marketing and mileage credits. The Company records the mileage credits allowed in deferred revenues account, based on the fair value of the mileage credits. The fair value of the mileage credit component is determined based (i) on weighted-average price of passenger tickets sold by VRG parted for mileage amount necessary to issue a ticket when VRG offers mileage for flying and, (ii) on weighted-average price at which the Company sells mileage credits to business partners.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

The Company uses the residual method for revenue recognition of mileage credits. Under the residual method, the portion of revenue from the sale mileage credits and the mileage component of passenger ticket sales that approximates fair value is deferred and recognized as revenue when miles are redeemed and services are provided based on the weighted-average price of all miles that have been deferred. The portion of the revenue received in excess of the fair value of mileage credits sold (the “marketing premium”) is recognized in income when the related marketing services are provided and classified as cargo and other revenue.

The associated value for mileage credits which the Company estimates are not likely to be redeemed (“breakage”) is recognized as revenue. The Company calculates its breakage estimate based on historical redemption patterns.

On March 31, 2010, the Smiles deferred revenue balances are R$78,045 and R$227,631 classified in current and non-current liabilities, respectively (R$92,541 and R$221,414 at December 31, 2009 respectively).

19.  Advances from customers

On June 30, 2009, the Company, through its subsidiary VRG concluded a partnership with Brazilian financial instutitions: Banco Bradesco S.A. and Banco do Brasil S.A. through an Operating Agreement for the issuance and management of credit cards in a co-branded format. Under the agreement, the Company initially received an amount of R$252,686 related to the purchase of miles from SMILES frequent flyer program, for access and use of the customer database of the program. Until March 31, 2010 the Company received an advance of purchase of miles from the SMILES program, the amount of R$178,800 from the two financial institutions described above. The Company's expects to receive the full amount within 5 years from the date of the agreement, and also the remuneration conditioned by the right to access and use of the registration database, share of the revenue from the credit cards issued by the financial institutions and participation in revenues. As of March 31, 2010, the balance recorded as advances from customers in current liabilities, relating to this agreement corresponds to R$69,428 and R$52,610 in non-current liabilities.

On November 13, 2009, the Company through its wholly-owned subsidiary VRG signed a commercial agreement with Banco Santander (Brasil) S/A with a term of 13 months in the amount of R$34,500 for the purchase of mileage credit, not exclusive, to use in their rewards programs. As of March 31, 2010, the balance recorded as advances from customers in current liabilities related to this agreement is R$29,614.

On July 27, 2009, the Company through its wholly-owned subsidiary VRG signed a commercial agreement with Travel Agency CVC Tur (“CVC”) with a term of 6 months in the amount of R$50,000 allowing the sale of tickets to their customers of flights operated by VRG. On January 27, 2010 the agreement was amended and extended for a term of 6 months in the amount of R$5,000 to be utilized as from March 05,2010.

As of March 31, 2010, the balance recorded as advances from customers in current liabilities related to this agreement is R$2,925.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

20.  Tax obligations

	03/31/10	12/31/09
PIS e COFINS	55,579	63,971
REFIS	38,165	38,166
IOF	88	13,415
IRRF on wages and benefits	10,496	8,855
CIDE	515	4,593
ICMS	2,905	2,121
Import tax	3,463	2,455
Others	13,025	12,343
	124,236	145,919

Current	40,587	57,277
Non-current	83,649	88,642

21.  Provisions

	Insurance provision	Return of aircraft	Onerous contracts	Litigation	Total
At December 31, 2009	42,632	19,792	10,330	70,339	143,093
Recognized	-	5,957	237	6,971	13,165
Utilized	(26,227)	(4,445)	-	-	(30,672)
At March 31, 2010	16,405	21,304	10,567	77,310	125,586

Current	16,405	21,304	3,923	-	41,632
Non-current	-	-	6,644	77,310	83,954

Insurance provision

Management takes out insurance coverage in amounts it considers necessary to cover any claims, in view of the nature the Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements, in compliance with provisions of the Law nº. 10.744/03. The insurance provision includes provisions related to the accident of an aircraft during Gol Airlines Flight 1907 on September 29, 2006 and amounts payable for aircraft insurance.

The payments for the hull to the lessor were made by the insurance company. Management does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of its operations.

Return of aircraft

The aircraft return costs includes provisions for the maintenance to meet the contractual return conditions on engines held under operating leases.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

21.  Provisions -- Continued

Onerous contract

As of March 31, 2010, the Company recorded a provision of R$10,567 being a total of R$3,923 classified in current liability and R$6,644 classified in non-current liability (R$10,330 in December 31, 2009) for onerous operating lease contracts related to two non-operating Boeing 767-300 aircrafts. The provision represents the present value of the future lease payments that the Company is presently obligated to make under non-cancelable onerous operating lease contracts, less revenue expected to be earned on the lease, including estimated future sub-lease revenue, where applicable. The estimate may vary as a result of changes in the utilization of the leased premises and sub-lease arrangements where applicable. The term of the leases ranges from 2 to 4 years.

Litigation

At March 31, 2010, the Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings, totaling 17,029 according to the following distribution: (i) 11,927 civil claims, being 1,151 administrative proceedings and (ii) 5,102 labor claims, being 82 administrative proceedings.

As a result of the Company’s normal course of operations, there are respectively, 11,927 civil claims, 1,157 labor claims and 1,233 administrative proceedings. The remainder is related to requests for recognition of succession related by obligations from the former Varig S.A. Provisions are recognized for probable losses and are reviewed based on the development of suits and the historical record of loss of civil and labor suits, based on the best current estimate.

The estimated obligations resulting from the civil and labor suits are shown as follows:

	03/31/10	12/31/09
Civil	41,174	34,815
Labor	36,136	35,524
	77,310	70,339

There are other processes evaluated by Management and by lawyers classified as of possible risk, as of March 31,2010 in the amount of R$ 54,823 for civil claims and R$ 1,731 for labor claims (R$54,823 and R$1,731 as of December 31,2009) for which there is no provision recorded. The amounts remain the same, because there was no court definition related to these claims.

The Company is discussing 4 labor claims in France arising from Varig S.A. debts. As of March 31, 2010, the Company obtained a first judicial decision sentence, favorable to the Company. The amount involved related to these discussions, not provided, is approximately R$7,227 (corresponding to € 2.1 million) and is updated until December 2009.

The Company is challenging in court the VAT (ICMS) levies on aircraft and engines imported under aircraft leases without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject of the contract. Given that there is no circulation of goods, management understands that a relevant tax triggering event is not characterized.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

21.  Provisions -- Continued

Litigation -- Continued

The estimated aggregate value of lawsuits filed refers to non chargeable taxation of ICMS on import operations is R$211,256 at March 31, 2010 (R$210,164 at December 31, 2009), monetarily adjusted and not including charges in arrears. Management, based on the assessment of the cases by its legal advisors and supported by case laws favorable to taxpayers from the High Court (STJ) and the Supreme Federal Court (STF) handed down in the second quarter of 2007, understands that it is unlikely for the Company to have losses on these lawsuits. Therefore, there is no provision recorded in respect of this judicial process.

Although the results of these proceedings cannot be anticipated, according to management’s opinion supported by its outside legal advisors, the final judgment of these cases will not have a material effect on the Company’s financial position, operating income and cash flows.

22. Shareholders’ equity

As of March 31, 2010, the capital of the Company is comprised of 265,339,700 fully paid-up shares being 133,199,658 common shares and 132,140,042 preferred shares. The ASAS Investment Fund is the Company’s controlling fund which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

The following table sets forth the ownership and the percentage of the Company’s voting (common) and non-voting (preferred) shares as of March 31, 2010 and 2009:

	03/31/10			12/31/09
	Common	Preferred	Total	Common	Preferred	Total
ASAS Investment Fund	100.00%	27.07%	63.68%	100.00%	26.96%	63.64%
Others	-	1.41%	0.70%	-	1.57%	0.78%
Treasury shares	-	0.34%	0.17%	-	0.34%	0.17%
Public Market (Free Float)	-	71.18%	35.45%	-	71.13%	35.41%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital as of March 31,2010 is R$4 billion. Each common share entitles its holder to one vote at the Company’s shareholder meetings. The outstanding preferred shares have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of common shares. In addition, the São Paulo Stock Exchange – Bovespa Level 2 of Differentiated Corporate Governance Practices provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

As of March 11, 2010, the Board of Directors authorized the capital increase of R$185,839 (corresponding to the same amount of dividends declared in respect of the year ended as at December 31, 2009) by way of the private issue of 7,622,584 shares, being 3,833,077 common and 3,789,507 preferred, all nominative and registered, with no nominal value. The price of the issued common and preferred shares was fixed at R$24.38 per common and preferred share, fixed based on quotation of the Company issued shares at the Bolsa de Valores, Mercadorias e Futuros (BM&FBOVESPA) on March 11,2010, after the closing of business.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

22. Shareholders’ equity -- Continued

The shares quotation of Gol Linhas Aéreas Inteligentes S.A. as of March 31,2010 on BOVESPA was R$22.30 and U$12.39 at the New York Stock Exchange – NYSE. The equity value per share at March 31, 2010 is R$10.05 (R$10.71 as of December 31,2009 and R$6.45 as of January 01st, 2009).

Treasury shares

The Board of Directors, at the meeting held on December 9, 2009, approved the cancellation of 1,119,775 preferred shares held in Treasury shares, at the amount of R$ 29,293 recorded against the capital reserves account. As of 31 March 2010, the Company has 454,425 Treasury shares, amounting to R$11,887 with a market value of R$ 10,134 (R$11,887 in shares with market value of R$11,851 as of December31, 2009 and R$ 41,180 in shares with market value of R$15,600 as of January 1st,2009).

Share-based Payments

For the period ended on March 31,2010 the Company recorded an expense with share base remuneration in the amount of R$3,621 (R$1,444 for the period ended on March 31,2009); such amount registered in the Consolidated Statements of Operation as labor cost, as described in Note n.12.

Other comprehensive income

The mark-to-market fair value of short-term investments classified as available for sale financial assets and derivative financial instruments designated as cash flow hedges are recognized in the Shareholders’ equity as other comprehensive income (loss), net of tax effects, until the end of the contracts. The balance at March 31, 2010 corresponds to a net gain of R$788 (net gain of R$818 as of December 31, 2009)

23.  Sales Revenue

a) The net sales revenue for the period is as follows:

	03/31/10	03/31/09
PAX transportation	1,638,326	1,446,772
Other revenues	169,211	135,832
Gross Revenue	1,807,537	1,582,604
Related Taxes	(77,720)	(65,568)
Net Revenue	1,729,817	1,517,036

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

24.  Finance income and expenses

	03/31/10	03/31/09
Finance expenses:
Interest on loans	(67,154)	(53,696)
Liability exchange variations	(291,500)	(106,659)
Exchange variation and Leases	-	(26,279)
Losses on investment funds	(11)	(978)
Losses on financial instruments	(21,175)	(100,183)
Liability monetary variations	-	-
Tax on financial operations	(2,788)	(1,112)
Other financial expenses	(19,482)	(5,384)
	(402,110)	(294,291)

	03/31/10	03/31/10
Finance income:
Interest and gains on marketable securities	19,409	8,812
Asset exchange variations	233,751	193,475
Gains on financial instruments	3,404	70,506
Dividends and interest on Shareholder’s equity	-	1,413
Asset monetary variations	761	373
Other financial income	11,045	6,849
	268,370	281,428
Net finance income (expenses)	(133,740)	(12,863)

25.  Commitments

The Company has a purchase contract with Boeing for acquisition of aircraft, and at March 31, 2010, the Company has 86 firm orders and 40 purchase options granted with non-onerous terms. Within one year, the Company will make pre-delivery deposits for 13 aircraft, which have a schedule for delivery until August 2012 and the others with a term exceeding 18 months. These advances for aircraft acquisition were being financed by financings denominated Pre-delivery Facility I and II, with maturities in February 2010 and December 2010 respectively, as described in Note 16. The firm orders have an approximate value of R$10,783,408 (US$6 billion) based on the aircraft list price (which excludes contractual manufacturer discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments financed with long-term financing guaranteed by the U.S. Ex-Im Bank corresponds to approximately 85% of the total acquisition cost. Other agents finance the acquisition at or above this percentage, reaching 100%.

The Company has been making payments for pre-delivery deposits of aircraft using combined resources of: Company’s own capital, borrowings, cash generated by operations, short and medium-term working capital and financing to the supplier.

The following table provides a summary of the Company’s principal payments under aircraft purchase commitments for the next years:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

25.  Commitments  -- Continued

						Thereafter
	2010	2011	2012	2013	2014	2014	Total
Advances for Aircraft acquisition	113,208	204,804	415,430	439,211	227,562	160,462	1,560,677
Commitments for Aircrafts acquisition	658,391	988,999	426,851	2,325,176	3,428,987	2,955,003	10,783,407
Total	771,599	1,193,803	842,281	2,764,387	3,656,549	3,115,465	12,344,084

The Company leases its entire fleet under a combination of operating and finance leases. At March 31, 2010, the total fleet was 126 aircraft, of which 91 were operating leases and 35 were recorded as finance leases. The Company’s has 29 finance leases aircraft with bargain purchase options. During the period ended on March 31, 2010, two aircraft under finance leases were delivered and three 737-300 and two 737-800 aircraft were returned. At March 31, 2010, there were five 737-300 aircraft which were in the process of being returned.

a)  Operating leases

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment with initial lease term expiration dates ranging from 2010 to 2021. Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at March 31, 2010 and 2009 were as follows:

	03/31/10	12/31/09
2010	406,843	515,936
2011	519,095	489,655
2012	494,136	466,315
2013	428,859	402,497
2014	268,572	245,792
Thereafter	467,916	378,376
Total of leases minimum payments	2,585,421	2,498,571

b) Sale-leaseback transactions

During 2006 the Company had gains on the sale-leaseback transactions for eight Boeing 737-800 Next Generation aircraft. The net deferred gain on the sale-leaseback transactions in the amount of R$58,347 is being deferred in proportion to the monthly payments of their respective operating leases over the contractual term of 124 months. On March 31, 2010, the balances classified as other current and non-current liabilities are R$7,172 and R$27,860 respectively (R$7,172 and R$29,653 at December 31, 2009). For the years ended March 31, 2010 and 2009, the total gains recognized were R$8,910.

During 2007, 2008 and 2009, the Company had losses on the sale-leaseback transactions for nine Boeing 737-800 Next Generation aircraft. The net deferred losses on the sale-leaseback transactions in the amount of R$86,715 are being deferred in proportion to the monthly payments of their respective operating leases over the contractual term of 120 months. On March 31, 2010, the balances classified as current and non-current prepaid expenses are R$9,373 e R$61,230, respectively (R$9,373 e 63,574 at December 31, 2009). For the period ended March 31, 2010 and 2009, the total losses recognized were R$2,343.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

26.  Financial instruments and concentration of risk

The Company and its subsidiaries are exposed to market risks as a result of its operations and consider as more relevant risks the effects of changes in the price of fuel, exchange rates, interest rate risks and credit risks.

The goal of the risk management program of the Company aims to protect against the sudden increase of the costs linked to market prices that could affect the Company’s competitiveness in a given period. These risks are managed through the use of financial instruments for protection available in the financial market such as swaps, future contracts, exchange options and fuel options. The operations that involve fuel and interest are contracted with international banks classified as low risk (average rating of A+ according to Moody’s and Fitch) and the operations that involve foreign currency are negotiated on BM&FBOVESPA. The use of these instruments is oriented by a formal policy of risk management which is under the guidance of its executive officers, Risk Policies Committee and Board of Directors. The Company’s Risk Management Policy establishes controls and limits, as well as other tracking techniques, chiefly mathematical models adopted to constantly monitor exposures, in addition to expressly prohibiting the carrying out of speculative operations involving derivative instruments. The derivative financial instruments are only used for hedge purposes. Additionally, the Company does not conduct any type of operation involving leverage.

The majority of the financial instruments contracted for protection purposes of fuel price and foreign currency risks aim scenarios with low probability to occur and therefore, those derivatives have lower costs comparing to others with a higher probability to occur.  As a result, despite the highly correlation between the protected object and the derivatives financial instruments contracted to protected them, when the transactions are settled, a substation part of them show ineffectiveness results, as presented in the following tables in this note.

Historically, the Company does not contract protection for all of its exposure to fuel consumption, to foreign exchange and interest exposure and is, therefore, subject to the portion of the risks arising from market fluctuations. The portion of the exposure being protected is determined quarterly in line with the strategies determined in the Risk Policies Committee and are monitored periodically, and can reach the totality of the exposure.

The Financial Risk Committee recommends for approval of the Board of Directors long term programs of contracting derivative financial instruments to protect the Company against possible changes in the market price relating to risk of fuel, exchange rates and interest rates during the period of 12 months on a rolling basis allowing, such to be extended if some pre-determined prices are reached.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

26.  Financial instruments and concentration of risk -- Continued

The Company adopts, for a large portion of its derivatives financial instruments, the hedge accounting method according to the parameters described in the IAS 39. All derivative financial instruments contracted with the purpose of protection are formally identified through documentation on the acquisition to allow it to comply with the requirements needed to use the hedge accounting method. The Company classified the derivative financial instruments used for protection as “cash-flow hedge” and recognizes, based on the criteria for hedge accounting described in IAS39, the changes in fair value of effective derivatives financial instruments under shareholders’ equity until the object of the hedge achieves its maturity.

The IAS 39 also requires proof of the effectiveness, prospective and retrospective, of the derivative financial instruments to contain the changes of the expenses protected. The Company estimates the effectiveness based on statistical correlation methods or by the proportion of the variation of gains and losses in fair value of derivatives instruments used as hedge and the variation of the costs of the protected object. The results of effective hedges are booked as a reduction or increase in the operational cost (with exception of interest rate hedge results), and the results of hedges that are not effective are recognized as a financial income or expense of the period.  Ineffective hedges occur when the variation in the value of the derivatives is not between 80% and 125% of the variation in the price of the object of hedge. When the protected object is consumed and the respective derivative financial instrument is settled, the unrealized gains or losses booked in shareholders’ equity are recognized in the income statement. In the case of the derivative financial instruments designated for hedging interest rates, the values of gains or losses with liquidation of these instruments are recorded in income or expense.

The Company also contracts derivative financial instruments which are not designated as hedge, in other words, such do not use the criteria for hedge accounting. These contracts are derivatives of interest swap-lock that are used to protect the exposure denominated in Libor rates on operation of aircraft leases. For these derivatives instruments, the change in fair value is recognized directly as financial income or expense of the period.

The market fair value of swaps is estimated based on the method of discounted cash-flow and the fair value of options is estimated using the Black & Scholes method (adapted to commodities options in the case of oil).

The derivative financial instruments were recorded in the following accounts in the balance sheet:

Description	Accounts	Amounts on March 31, 2010
Amount receivable on settlement	Other assets	24,737
Amount payable on settlement	Other liabilities	(14,902)
Margin deposits related to hedge exchange rate	Restricted cash	19,211
Changes in fair value of hedge accounting	Other comprehensive income (loss)	(1,024)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

26.  Financial instruments and concentration of risk -- Continued

The relevant information relating to the main risks that affect the Company operations are detailed as follows:

a) Fuel price risk

One of the main market risks that the airline companies face is the price of aircraft fuel whose variations are tied to fluctuations in the price of oil and the fuel represents a significant portion of airline companies’ costs. Because of this exposure, the Company manages this risk by using strategies of contracting derivative financial instruments that aims to provide protection against sudden and significant increases in the price of oil, thus ensuring the competitiveness of the Company.

Aircraft fuel consumed in the period ended March 31, 2010 and 2009 represented 36.1% and 31.6% of the Company’s operating costs of service, respectively.

Because the jet fuel traded in commodity exchanges has lower liquidity, the Company acquires derivatives of crude oil to protect against oscillation of aircraft fuel price. Historically, oil prices have been highly correlated to aviation fuel prices, which make oil derivatives effective in offsetting the prices of aviation fuel, so as to provide immediate protection. The hedged item of fuel is the operational expenses with aircraft fuel. The contracts of derivatives for fuel hedge are done in Nymex and over the Counter markets with the following financial institutions: Barclays, British Petroleum, Citibank, Deutsche Bank, Goldman Sachs, JP Morgan and Morgan Stanley.

On March 31, 2009, there were no financial assets linked to margin deposits for contracting derivative instruments for fuel hedge.

The following is a summary of the Company’s oil derivative contracts designated for hedge of aircraft fuel (in thousands, except as otherwise indicated):

Year ended:	March 31, 2010	December 31, 2009
Fair value of derivative instruments (R$)	15,310	18,588
Medium term (months)	4	5
Protected volume for future periods (thousands of barrels)	2,039	1,878
Hedge effectiveness gains recognized in shareholders’ equity, net of taxes (R$)	917	-

Period ended March 31:	2010	2009
Hedge effectiveness gains recognized in operating costs (R$)	-	-
Hedge ineffectiveness losses recognized in finance expenses during the year (R$)	(3,197)	(42,346)
Hedge ineffectiveness losses recognized in finance expenses for future period (R$)	(10,437)	(24,127)
Total hedge ineffectiveness losses recognized in finance expenses (R$)	(13,634)	(66,473)
Percentage of exposure hedged during the year *	31%	12%

* The percentage is calculated through the value of contracted hedge (notional value) divided by fuel costs.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

26.  Financial instruments and concentration of risk -- Continued

a) Fuel price risk (Continued)

The following table demonstrates the notional value of the derivatives designated as hedges contracted by the Company to protect the future fuel costs, the average rate contracted for the derivatives and the percentage of the fuel exposure protected for each period of competence as of March 31, 2010:

Market risk factor: Fuel Price
Over the Counter	Maturities
	2Q10	3Q10	4Q10	1Q11	Total
Percentage of the fuel exposure hedged	40%	25%	15%	6%

Notional volume in barrels (thousands)	1,486	941	572	264	3,263
Notional volume in liters (thousands)	236,244	149,600	90,937	41,971	518,752

Future agreed rate per barrel (USD)*	85.62	91.57	93.98	90.61	89.21

Total in Reais **	226,599	153,464	95,740	42,603	518,435

*    Weighted average between the strikes of collars and callspreads.

**  Exchange rate at 03.31.2010 was R$ 1.7810/ US$ 1.00

b)  Foreign currency risk

Risk of exchange rate is the risk related to unexpected variation, in a favorable or unfavorable way, of the expenses and/or revenues whose values are tied to the fluctuations in foreign currencies. The Company’s exposure to foreign currencies is mainly related to operating activities and investments in foreign subsidiaries. The Company’s revenue is generated in Brazilian reais, except for a small portion in Argentine Pesos, Aruban Florin Bolivian Bolivianos, Chilean Pesos, Colombian Pesos, Paraguayan Guaranis, Uruguayan Pesos and Venezuelan Bolivares from flights between Brazil, Argentina, Aruba, Bolivia, Chile, Colombia, Paraguay, Uruguay and Venezuela. However, the Company has a significant portion of its liabilities exposed to changes in the exchange rate of U.S. dollars, particularly those related to aircraft leasing and instruments for raising funds for financing aircraft acquisitions, requiring contracting derivative financial instruments to mitigate this risk. The main expenses accounts that are hedged due to exchange rate exposure are: jet fuel, leasing, maintenance, insurance and international IT services.

The contracts of derivative financial instruments for U.S. dollar hedges are performed with BM&FBOVESPA using exclusive investments funds which are used as vehicles for contracting risk coverage as described in the Company’s Risk Management Policy.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

The value of financial assets linked to margin deposits on March 31, 2010 is R$19,211 represented by CDB’s (Bank Certificate Deposits) of first tier banks.

The Company’s current and future currency exchange exposure at March 31, 2010 and 2009 are as set forth below:

	2010	2009
Assets
Cash, cash equivalents and short-term investments	87,697	139,287
Deposits in guarantee of lease agreements	266,227	247,562
Maintenance deposits	489,001	510,576
Prepayments of lease agreements	38,812	35,453
Other	47,365	66,823
Total assets	929,102	999,701
Liabilities
Foreign suppliers	14,645	30,077
Loans and borrowings	892,972	989,157
Finance leases	1,670,402	1,557,418
Other leases payable	45,401	38,708
Insurance premium payable	11,676	38,150
Total liabilities	2,635,096	2,653,510
Exchange exposure, net – R$	1,705,994	1,653,808
Exchange exposure, net – US$	957,885	949,810
Future commitments
Operating leases	2,585,420	2,498,571
Aircraft commitments	12,344,084	12,565,036
Total future commitments – R$	14,929,504	15,063,607

Total exchange exposure (current and future) – R$	16,635,498	16,717,416
Total exchange exposure (current and future) – US$	9,340,538	9,601,087

The following is a summary of the Company’s foreign currency derivative contracts designated for hedge of U.S. dollars (in thousands, except as otherwise indicated):

Balance at:	March 31,2010	December 31, 2009
Fair value of derivative instruments (R$)	942	982
Medium term (months)	3	3
Protected volume for future periods (thousands of barrels)	120,000	95,000
Hedge effectiveness gains (losses) recognized in shareholders’ equity, net of taxes (R$)	(1,366)	(294)

Period ended March 31:	2010	2009
Hedge effectiveness gains (losses) recognized in operating expenses (R$)	922	-
Hedge ineffectiveness gains recognized in finance income during the year (R$)	(748)	22,822
Hedge ineffectiveness losses recognized in finance expenses for future period (R$)	(1,563)	5,184
Total hedge ineffectiveness gains recognized in finance income (R$)	(2,311)	28,006
Percentage of exposure hedged during the year	14%	0%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

26.  Financial instruments and concentration of risk -- Continued

The following table demonstrates the notional value of the derivatives designated as hedges contracted by the Company to protect the future expenses denominated in U.S. dollars and the average rate contracted for each period, as of March 31, 2010:

Market risk factor: U.S. dollar exchange
Exchange market
2Q10
Notional value in U.S. dollar	120,000

Futures contracted average rate	1.8941

Total in Reais	227,292

c)   Credit risk

Credit risk is the risk that the counterparty will not meet its obligations under a financial instrument or a customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities primarily for trade receivables, cash and cash equivalents, including bank deposits, financial assets classified as available for sale assets, and derivative financial instruments. The credit risk of accounts receivable is minimized because it is substantially represented by accounts receivable of the largest credit card operators. The derivative financial instruments are made with counterparties that have high ratings according to the assessment by Moody’s and Fitch (an average rate of A+) or the instruments are contracted in the stock exchange of futures and commodities (BM&FBOVESPA). In addition, the Company assesses the risks of counterparties and diversifies its exposure. The Company's management believes that the risk of not receiving the amounts owed by their counterparts in derivative transactions is not significant.

d)  Interest rate risk

The Company results are affected by fluctuations in international interest rates because of the impacts of such changes on expenses with leasing. On March 31, 2010 the Company has derivative financial instruments of interest swap-lock to protect against oscillations of interest rates on aircraft leasing.

The interest rate hedge operations are performed through contracts with first tier financial institutions. At March 31, 2010, the Company has open contracts with the following financial institutions: Calyon, Citibank and Merrill Lynch.

The Company had no financial assets linked to margin deposits as of March 31, 2010.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

The following is a summary of Company’s interest rate derivative contracts designated as hedge interest rate Libor (in thousands, except as otherwise indicated):

Balance at:	March 31, 2010	December 31, 2009
Fair value of derivative instruments, end of period (R$)	(1,502)	(2,182)
Nominal value of derivative instruments, end of period (US$)	60,575	60,575
Nominal value of derivative instruments, end of period (R$)	107,884	105,474
Hedge effectiveness losses recognized in shareholders’ equity, net of taxes (R$)	(574)	(1,023)

Period ended March 31:	2010	2009
Hedge effectiveness gains (losses) recognized in operating expenses (R$)	(767)	156

d)  Interest rate risk – continued

The following is a summary of the Company’s interest rate derivative contracts not designated as hedges (in thousands, except as otherwise indicated):

Balance at:	March 31, 2010	December 31, 2009
Fair value, end of period (R$)	(3,973)	(4,411)
Nominal, end of period (US$)	22,500	29,500
Nominal, end of period (R$)	40,073	51,365

Period ended March 31:	2010	2009
Hedge gains (losses) recognized in finance income (R$)	(1,059)	5,764

The Company results are affected by fluctuations in interest rates applied to Brazil, on financial investments, short term investments, obligations in Reais, assets and liabilities indexed by US Dollars. This fluctuation causes impacts on market value of financial instruments, bonds and on remuneration of cash and cash equivalents.

e)  Sensitivity Analysis Demonstration of the Financial Instruments

The following table demonstrates the sensitivity of financial instruments to a reasonably possible change in fuel prices, with all other variables held constant, on income before tax and equity:

	Position as of March 31, 2010		Position as of March 31, 2009
Increase / (decrease) in fuel price	Effect on income before tax	Effect on equity	Effect on income before tax	Effect on equity
(percent)	(R$ million)	(R$ million)	(R$ million)	(R$ million)
10	(59.3)	(30.5)	(49.5)	(49.0)
-10	59.3	38.5	39.7	40.0

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

26.  Financial instruments and concentration of risk -- Continued

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rate, with all other variables held constant, of the Company’s profit before tax (due to changes in the fair value of monetary assets and liabilities) and the Company’s equity (due to changes in the fair value of forward exchange contracts).

	Position as of March 31, 2010		Position as of March 31, 2009
Strengthening /weakening in U.S. dollar	Effect on income before tax	Effect on equity	Effect on income before tax	Effect on equity
(percent)	(R$ million)	(R$ million)	(R$ million)	(R$ million)
10	(77.3)	(43.5)	(95.7)	(96.4)
-10	77.3	44.9	85.9	86.4

The following table illustrates the sensitivity of financial instruments on profit before tax for the year to a reasonably possible change in Libor interest rates, with effect from the beginning of the year. There was no impact on shareholders’ equity. These changes are considered to be reasonably possible based on observation of current market conditions. The calculations are based on financial instruments held at each balance sheet date. All other variables were held constant.

	Position as of March 31, 2010		Position as of March 31, 2009
Increasing (decreasing) in Libor interest rates for all maturities,	Effect on income before tax	Effect on equity	Effect on income before tax	Effect on equity
in percent	(R$ million)	(R$ million)	(R$ million)	(R$ million)
10	(0.1)	(0.0)	(0.2)	(0.0)
-10	0.1	0.0	0.2	0.2

f)  Liquidity risk

Liquidity risk represents the risk of shortage of funds to pay off debts. To avoid mismatch of accounts receivable and accounts payable, the Company’s cash management policy limits a maximum of 20% of its investments with maturities in the same month and the duration of the investments cannot exceed the duration of the Company’s payment obligations.

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company utilizes derivative financial instruments with first-tier banks for cash management purposes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

f)  Liquidity risk – Continued

The table below presents the Company’s contractual payments required on its financial assets and liabilities:

						Thereafter
Period ended March 31,	2010	2011	2012	2013	2014	2014	Total
Non-derivative Financial
Assets
Cash and Cash Equivalent	1,439,077	-	-	-	-	-	1,439,077
Financial assets	36,860	-	-	-	-	-	36,860
Restricted Cash	19,211	25,138	6,235	-	1,142	-	51,726
Trade and other receivables	317,979	-	-	-	-	-	317,979
Total	1,813,127	25,138	6,235	-	1,142	-	1,845,642

Non-derivative Financial
Liabilities
Interest-bearing borrowings:
Finance leases	167,205	223,318	220,809	219,948	219,948	1,082,218	2,133,446
Floating rate loans	209,981	117,303	117,842	112,254	100,721	12,596	670,697
Fixed rate loans	20,360	-	-	-	-	687,287	707,647
Working capital	187,341	-	-	-	-	-	187,341
Total	584,887	340,621	338,651	332,202	320,669	1782,101	3,699,131

Derivative Instruments -
net settlement
Fuel derivative	15,310	-	-	-	-	-	15,310
Foreign exchange derivative	942	-	-	-	-	-	942
Interest rate swaps	(5,475)	-	-	-	-	-	(5,475)
Total	10,777	-	-	-	-	-	10,777
	2,408,791	365,759	344,886	332,202	321,811	1,782,101	5,555,550

g)  Capital management

The leverage ratios at March 31, 2010 and December 31, 2009 were as follows:

	March 31, 2010	December 31, 2009

Total equity	2,637,962	2,609,986
Cash and cash equivalents	(1,439,077)	(1,382,408)
Restricted cash	(19,211)	(18,820)
Other current financial assets	(37,802)	(40,444)
Loans and borrowings	1,565,685	1,576,444
Finance leases	1,670,402	1,557,418
Net debt (a)	1,739,997	1,692,190
Total capital (b)	4,377,959	4,302,176

Leverage ratio (a) / (b)	40%	39%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

26.  Financial instruments and concentration of risk -- Continued

As of March, 31st, 2010 the Company remains committed in having cash and cash equivalents of approximately 20% of the last twelve months (“LTM”) net revenues. The leverage ratio has no significant change from the year ended on December 31, 2009.

The Company leverage ratio results from the growth in retained earnings and reduction in net debt due to higher cash balances resulting from higher operating profits and financial operations.

27.  Revenue by geographic segment

The Company operates domestic and international flights. Since the Company’s aircraft fleet is flexibly employed across its route network in South America and Caribbean, there is no suitable basis of allocating such assets and related liabilities to geographical segments. Geographic information for net operating revenues by market was compiled based on passenger and cargo transportation provided by origin to final destination for VRG flights and is presented below:

	03/31/2010%		03/31/2009%
Domestic	1,617,210	93.5%	1,396,900	92.1%
International	112,607	6.5%	120,136	7.9%
Total	1,729,817	100.0%	1,517,036	100.0%

28. Non-cash transactions

During the period ended March 31, 2010, the Company entered into the following non-cash investing and financing activities which are not reflected in the statement of cash flows:

•         The Company acquired R$23,383 and disposed of R$136,050 of pre-delivery deposits included in property, plant and equipment that was financed directly through PDP facility financing, as described in Note 16.

•         The Company acquired R$131,054 of aircraft and other equipment under a finance lease (R$526,559 during the year ended, December 31, 2009).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009

(In thousands of Brazilian Reais, except as indicated otherwise)

29. Insurance

As of March 31, 2010 the insurance cover by nature, considering the aircraft fleet and related to maximum reimbursable amount denominated in US dollars, is as follows:

Type of Aircraft Insurance	Reais	US Dollar
Guarantee for plane fuselage	7,972,493	4,476,414
Civil Liability per occurrence/aircraft	3,116,750	1,750,000
Inventories	222,625	125,000

Based on law n. 10.744, of October 09, 2003, the Brazilian Government assumed the commitment for completion of eventual expenses related to civil responsibilities, caused by war acts or terrorist attempts against third parties, occurring in Brazil or other countries, in the case that the current insurance agreement is insufficient to cover the event.

27.  Subsequent events

The dividends approved at the Board of Director’s meeting on March 11, 2010 as described in note 22 were paid April 16,2010.

The capital increase approved at the same meeting on March 11, 2010 in the amount of R$ 185,839 is in the process of being approved.

Due to the restructuring of the Company’s administration, a complementary grant of 216,673 and 101,894 stock options related to 2009 and 2010, respectively, were approved.

The condition of this grant is the same as that originally approved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:May 12, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.